SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ___________________________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                    TMS, INC.
_______________________________________________________________________________
                                 (Name of Issuer)

                     Common Stock, $0.05 par value per share
_______________________________________________________________________________
                          (Title of Class of Securities)

                                  872 687 10 0
_______________________________________________________________________________
                                  (CUSIP Number)

                                 John D. Gentile
                               6045 S.W. 58th Ct.
                                 Davie, FL 33314
                                 (954) 431-8331
_______________________________________________________________________________

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 28, 2003
_______________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


________________________________________________________________________________
1. NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    John D. Gentile
________________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) []
                                                        (b) []
________________________________________________________________________________
3.  SEC USE ONLY
________________________________________________________________________________
4.  SOURCE OF FUNDS
    PF
________________________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS          []
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
_______________________________________________________________________________
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
________________________________________________________________________________
               7.     			SOLE VOTING POWER
NUMBER OF             			97,400
SHARES         8.     			SHARED VOTING POWER
BENEFICIALLY          			568,200
OWNED BY EACH  9.     			SOLE DISPOSITIVE POWER
REPORTING             			97,400
PERSON WITH    10.    			SHARED DISPOSITIVE POWER
                      			568,200
________________________________________________________________________________
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    665,600
________________________________________________________________________________
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES    []
    CERTAIN SHARES
________________________________________________________________________________
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    5.1%
________________________________________________________________________________
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN
________________________________________________________________________________


Item 1. Security and Issuer

     This Statement on Schedule 13D relates to the common stock, $.05 par value per share of TMS, Inc., an Oklahoma corporation (the "Issuer" or "TMS" herein). The principal executive offices of the Company are located at 206 West Sixth Avenue, Stillwater, OK 74076.

Item 2. Identity and Background

     (a), (b) This statement is being filed on behalf of the following individual, referred to herein as the "Reporting Person," pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the "SEC") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

     John D. Gentile
     6045 S.W. 58th Ct.
     Davie, FL 33314


     (c) The Reporting Person is the principal owner of Gentile & Gentile, Certified Public Accountants, 1601 N. Palm Ave., Suite 212, Pembroke Pines, FL 33026.

     (d), (e) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Consequently, the Reporting Person is not required to disclose legal proceedings pursuant to Items 2(d) or 2(e) of
Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

     All purchases of common stock of the Issuer made by the Reporting Person were made using personal funds. No funds were borrowed from any source to acquire the shares.

Item 4. Purpose of Transaction

     All TMS shares owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may acquire additional shares of the Issuer's common stock from time to time in the market or in private transactions. The Reporting Person has no current plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (j) of
Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a), (b) The aggregate number and percentage of securities to which this
Schedule 13D relates is 665,600 shares, representing 5.1% of the 13,112,659 shares outstanding as reported by the Issuer in its Form 10Q filed with the SEC on July 11, 2003. The Reporting Person beneficially owns those securities as follows:

     As of August 18, 2003, the Reporting Person beneficially owned 665,600 shares of the Issuer, or 5.1% of the outstanding shares of the Issuer's common stock, including 568,200 shares held jointly with his mother, with respect to which he shares voting and investment control and 97,400 shares held of record in his name, with respect to which he maintains sole voting and investment control.

    (c) Exhibit A attached hereto contains information as to all transactions in the shares by the Reporting Person in the past 60 days (since June 19, 2003). All such transactions were made for cash in the open market. No other transactions in the shares have been effected by the Reporting Persons since such date.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Person has no contracts, arrangements, undertakings or relationships with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits


	Exhibit A     Transactions in the Stock by the Reporting Persons
 	              since June 19, 2002

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 28, 2003

                                        /s/ John D. Gentile
                                        ______________________________________

                                        John D. Gentile


                                    EXHIBIT A
                                 TO SCHEDULE 13D
                              DATED AUGUST 28, 2003

               TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON

                               SINCE JUNE 19, 2003

The following open market purchases of TMS common stock were effected by the Reporting Person from June 19, 2003 through August 18, 2003. No sales or other transactions in TMS common stock were effected by the Reporting Person during this 60 day period.

               Trade Date            Number of Shares     Price per Share
        	7/11/2003                20,000                $.15
                8/12/2003                 7,000                $.10
                8/18/2003                10,000                $.11